Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Pays Accrued Interests

MONTRÉAL, CANADA, July 1, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) announces the payment of accrued interests as part of a previously announced private placement.

Settlement of Accrued Interests

Upon the approval of the Toronto Stock Exchange and the New York Stock Exchange (the “Exchanges”), the accrued interests owed to Investissement Québec (“Holder”) for the second quarter of 2026 under the unsecured convertible note, as amended and restated, (the “Note”) issued in connection with the private placement announced by press release dated November 8, 2022, will be deemed paid.

227,924 common shares at a price of US$1.48 (each, a “Common Share”) representing an aggregate amount of US$337,328 will be issued and share certificates will be delivered to the Holder at the maturity, conversion or redemption of the Note in payment of the accrued interests due on June 30, 2026, for the second quarter of the year. The issuance of Common Shares is subject to the approval of the Exchanges and, when issued, will be subject to a hold period of four (4) months and one day.

The payment of interest in the form of Common Shares of the Corporation takes place in favor of Investissement Québec, a holder of more than 10% of the securities of the Company, which constitutes a “transaction with a related party” within the meaning of Regulation 61-101 on measures to protect minority holders during specific transactions (“Regulation 61-101”). However, the directors of the Company, who voted, have determined that the exemptions from the official valuation obligation and the approval of minority holders, provided for in sections 5.5 a) and 5.7 1) a) of Regulation 61-101 respectively, may be invoked as neither the fair market value of the shares issued to this insider nor the fair market value of the consideration paid does not exceed 25% of the market capitalization of the Company. No director of the Company has expressed a contrary opinion or disagreement in connection with the foregoing.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact Media Juliana Salaun Director, communications and public relations jsalaun@nmg.com	Investors Marc Jasmin Director, Investor relations +1-450-757-8905 #993 mjasmin@nmg.com

Subscribe to our news feed: https://bit.ly/3UDrY3X

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements.

These statements include, but are not limited to, statements regarding the scheduled payment of interest on the Note, the Company’s ability to meet its obligations through the determined expiry date of the Note, the potential conversion of the Note into common equity, the Company’s future financial liquidity, cash flows, and operational performance.

Forward-looking statements are based on current estimates, assumptions, and beliefs of management. They involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those expressed or implied.

Risk factors that could impact the Note and the interests payables under such Note include, among others, the Company’s ability to generate sufficient cashflow from operations to service the payment of the interest in cash or in common shares, the fluctuations in the market price of the Company’s common shares, which may prevent the conversion criteria from being met and force the debt to remain outstanding until maturity, and availability of sufficient cash reserves or refinancing options to repay the full principal and accrued interest, in cash or in common shares, upon the expiry date.

A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.